PDL Community Bancorp

2244 Westchester Avenue

Bronx, New York 10462

July 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Michael R. Clampitt
Ms. Jessica Livingston

Re:	PDL Community Bancorp
Registration Statement on Form S-1
File No. 333-217275

Acceleration Request
Requested Date: Monday, July 31, 2017
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Monday, July 31, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Douglas P. Faucette and Daniel P. Weitzel of Locke Lord LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel P. Weitzel, at (301) 502-6220, or, alternatively, Douglas P. Faucette, at (301) 873-6195, both of Locke Lord LLP, counsel to the Registrant.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PDL Community Bancorp

By:	/s/ Carlos P. Naudon
Carlos P. Naudon
President and Chief Executive Officer

cc:	Douglas P. Faucette, Locke Lord LLP
Daniel P. Weitzel, Locke Lord LLP